UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Oil and natural gas production in November

Rio de Janeiro, December 15, 2016 – Petróleo Brasileiro S.A. –  Petrobras
informs that its total oil and natural gas production in November was 2.86 million barrels of oil equivalent per day (boed), of which 2.74 million were produced in Brazil and 0.12 million boed abroad.

Average oil production in the country was 2.23 million barrels per day (bpd), a
2% growth compared to October. This output was mainly due to a better operational performance of platforms in Parque das Baleias complex and FPSO
Cidade Saquarema, installed in the Lula field, at the pre-salt layer in Santos
Basin. Another highlight was the start of production of a new well connected to
FPSO Cidade Maricá, also in Lula.

Pre-salt production

Oil production operated by Petrobras (own and partners’ share) at the pre-salt layer achieved the 1-billion accrued barrels mark in November, six years after the first commercial production at this province. This result reflects the company’s technological knowledge and efficiency level reached in its production activities at the pre-salt layer.

In November, oil and natural gas production operated by Petrobras at the pre-salt layer was 1.45 million barrels of oil equivalent per day (boed), a 2%
increase in relation to the previous month.

Moreover, the average oil production operated by Petrobras in pre-salt was 1.16 million bpd, 1.5% higher than in the previous month. It is noteworthy that the
Company and its partners reached a new daily production record in that province by producing a volume of 1.25 million barrels of oil on the 9th day of the month.

Natural gas production

Natural gas production in Brazil, except for the liquefied volume, was 80.5 million m³/day, 3.8% higher than in the previous month due to the better operating performance by the Parque das Baleias platforms and by FPSO Cidade
Saquarema, in addition to FPSO Cidade de Santos’ return to operation after a scheduled stoppage.

Average natural gas production abroad, except for the liquefied volume, was 9.1 million m³/d, 5.3% lower than in the previous month, due mainly to the maintenance stoppage at the Hadrian South/Lucius platform.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: Dezembro 15, 2016	By:	: /s/ Ivan de Souza Monteiro
	Name:	: Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer